EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(dollars in millions)	2012	2011
Earnings before income taxes	$2,169	$2,103
Fixed charges	170	140
Total earnings available for fixed charges	$2,339	$2,243

Fixed Charges:
Interest expense	$148	$118
Interest component of rental payments	22	22
Total fixed charges	$170	$140
Ratio of earnings to fixed charges	13.8	16.0

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.